Contact

www.linkedin.com/in/john-kingma-2a103040 (LinkedIn)

John Kingma

CPA
Oak Harbor, Washington, United States

Experience

Kingma CPA Firm, PC
Pricipal
July 1985 - Present (40 years 3 months)

John Kingma & Assoc., CPAs
Principal
June 1985 - May 2022 (37 years)
Oak Harbor, WA USA

Nativis, Inc.
CFO
2002 - 2012 (10 years)

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Education

Pacific Lutheran University - School of Business
Bachelor of Arts (B.A.), Accounting · (1978 - 1981)